Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500 FACSIMILE: +1-202-636-5502
Direct Dial Number (202) 636-5804	E-mail Address jbonnie@stblaw.com

                                     December 11, 2020

VIA COURIER AND EDGAR

Re:	Bumble Inc.
Draft Registration Statement on Form S-1
Submitted October 30, 2020
CIK No. 0001830043

Mitchell Austin, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Austin:

On behalf of Bumble Inc. (“Bumble”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission Amendment No. 1 (“Amendment No. 1”) to the above-referenced Draft Registration Statement relating to the offering of shares of its Class A common stock, marked to show changes from the Draft Registration Statement confidentially submitted on October 30, 2020. The Draft Registration Statement has been revised in response to the Staff’s comments, to include unaudited condensed consolidated financial statements as of September 30, 2020 and for the nine months ended September 30, 2020 and 2019 and to reflect certain other changes. In addition Bumble has filed certain exhibits with Amendment No. 1. Bumble advises the Staff that it will file any remaining required exhibits in one or more future pre-effective amendments. Bumble understands that the Staff requires a reasonable amount of time for review.

Securities and Exchange Commission	2	December 11, 2020

In addition, we are providing the following responses to your comment letter, dated November 25, 2020, regarding the Draft Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by Bumble. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Draft Registration Statement.

Draft Registration Statement on Form S-1 Submitted October 2, 2018

Cover Page

1.

You disclose that you will use a portion of the proceeds of this offering to acquire units from Bumble Holdings and pre-IPO owners. Please revise the cover page to briefly describe the effects of the Up-C structure, including that you will become the general partner of Bumble Holdings, the economic and voting interests of you and the Pre-IPO Unitholders in Bumble Holdings and the ability of the Pre-IPO Unitholders to exchange their units for Class A common stock.

Bumble has revised the cover page of the preliminary prospectus to briefly describe the effects of the UP-C structure, including that Bumble will become the general partner of Bumble Holdings, the economic and voting interests of Bumble and the Pre-IPO Unitholders in Bumble Holdings and the ability of the Pre-IPO Unitholders to exchange their Units for Class A common stock.

2.	You disclose that your founder and Blackstone will continue to hold a majority of the voting power after this offering. Please also disclose their voting power percentage.

Securities and Exchange Commission	3	December 11, 2020

Bumble has revised the cover page of the preliminary prospectus to include a placeholder to disclose the combined voting power percentage of its founder and Blackstone in a future pre-effective amendment to the Registration Statement.

Summary, page 1

3.	Please revise to include your definition of monthly active users (MAUs) and any other terms that are not currently defined in the filing.

Bumble has revised page iii to include the definitions of terms that were not previously defined in the filing, including monthly active users (MAUs).

4.	Considering you recognized a net loss in fiscal 2018, please explain your statement on pages 5 and 119 that you have been profitable since 2010, or revise as necessary.

In response to the Staff’s comment, Bumble has removed the reference to profitability since 2010 from pages 5 and 135.

Implications of Being an Emerging Growth Company, page 6

5.

Please revise to clarify your election under Section 107(b) of the JOBS Act. If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), please include a statement that the election is irrevocable and check the appropriate box on the cover page. Alternatively, if you have elected to avail yourself of the extended transition period, please clearly indicate this. Also, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies and as a result your financial statements may not be comparable to companies that comply with public company effective dates.

Bumble has revised pages 7 and 8 to clarify that it has elected to take advantage of the extended transition period to comply with new or revised accounting standards applicable to public companies. In addition, Bumble has revised its risk factor on page 54 to explain that the election allows it to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies and that, as a result, Bumble’s financial statements may not be comparable to companies that comply with public company effective dates.

Securities and Exchange Commission	4	December 11, 2020

Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data, page 14

6.

We note your non-GAAP measure Free Cash Flow Conversion and related disclosures. Please revise to also present the most directly comparable GAAP measure with equal or greater prominence. Further, disclose why management believes the presentation of this non-GAAP measure provides useful information to investors and, to the extent material, a statement disclosing the additional purposes, if any, for which management uses such measure. Refer to Item 10(e)(1)(i) of Regulation S-K.

Bumble has revised its presentation of Free Cash Flow Conversion and related disclosures to present the most directly comparable GAAP measure, Operating Cash Flow Conversion, with equal or greater prominence. In addition, Bumble has enhanced the disclosure as to management’s use of Free Cash Flow Conversion and the reasons management believes the presentation of this non-GAAP measure provides useful information to investors on pages 19 and 111.

Organizational Structure, page 65

7.

With respect to your post-offering organizational structure diagram, please ensure each bullet point clearly identifies any entity it references. For example, clarify that units of Bumble Holdings are exchangeable on a 1-for-1 basis for shares of Bumble Inc.’s Class A common stock. Also, please clarify the economic interest that you and the Pre-IPO Unitholders will have in Bumble Holdings. Lastly, please clarify what the double backslash represents.

Bumble has revised the post-offering organizational structure diagram on pages 11 and 69 to address the matters identified in the Staff’s comment.

Use of Proceeds, page 70

8.

While we note your disclosure on page 47 that you intend to cause Bumble Holdings to make distributions in an amount sufficient to cover all payments under the tax receivable agreement, please advise whether a portion of the net proceeds may be used to make cash payments to the Pre-IPO Unitholders pursuant to the tax receivable agreement. To the extent you may use the net proceeds for this purpose, please revise.

Bumble has revised page 73 to clarify that it does not anticipate using the net proceeds of this offering to make cash payments to the Pre-IPO Unitholders pursuant to the tax receivable agreement.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 76

9.	Please include a discussion of your basis for the consolidation of Bumble Holdings L.P. following the offering and reorganization transactions. Refer to ASC 810-10-25.

Bumble has revised page 84 to discuss the basis for Bumble Inc.’s consolidation of Bumble Holdings L.P. following the offering and reorganization transactions.

Securities and Exchange Commission	5	December 11, 2020

10.

You disclose a Distribution Financing Transaction that occurred in October 2020 whereby Bumble Holdings used the proceeds from the Incremental Term Loan Facility, totaling $275 million, to pay a distribution of $360 million to the pre-IPO owners. Tell us how you considered including this borrowing and the distribution in the pro forma financial statements.

Bumble has revised page 79 through 88 to give effect to the pro forma impact to the Distribution Financing Transaction.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information Balance Sheet Adjustments related to Reorganization Transactions and Offering Transactions, page 81

11.

You state on page 50 that a portion of the proceeds from this offering will be used to purchase outstanding Units from pre-IPO owners and therefore, will not be available to fund your operations. Please explain why pro forma adjustment (d) appears to assume the receipt of all the proceeds in this offering. In this regard, tell us if you know the number of units or a range of units that will be purchased from pre-IPO owners. If so, explain how you considered reflecting such purchases in your pro forma balance sheet adjustments. At a minimum, please revise your pro forma footnotes to clarify how such purchases are reflected in your pro forma financial statements.

Bumble has revised note e on page 85 to clarify that the adjustment will represent the net change in cash after application of the use of proceeds, including the acquisition of newly issued Units from Bumble Holdings and the purchase of outstanding Units from pre-IPO Owners.

Income Statement Adjustments Related to Reorganization and Offering Transactions, page 83

12.	Please tell us how you factored in the exchange rights available to the pre-IPO unit holders in your calculation of diluted earnings per share included in note (j).

Bumble has revised note p on pages 87 and 88 to clarify that the noncontrolling interest owners have exchange rights that enable the noncontrolling interest owners to exchange Units for shares of Class A common stock on a one-for-one basis. During the nine months ended September 30, 2020 and the year ended December 31, 2019, the Units are dilutive; however, as there is a pro forma net loss for the nine months ended September 30, 2020 and for the year ended December 31, 2019, these exchange rights were not included in the computation of diluted loss per share because the effect would have been anti-dilutive.

Securities and Exchange Commission	6	December 11, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Operating and Financial Metrics, page 88

13.

Please tell us the amount of “Other” revenue included in Badoo App and Other revenue, generated from the other apps you own as well as third party apps that use your technology. To the extent material, consider disclosing metrics separately for those apps.

Bumble respectfully advises the Staff that non-Badoo App revenue included in “Badoo App and Other revenue” primarily consists of revenue from advertising and partnerships, which is disclosed on pages 105 and 109. In addition, “Badoo App and Other revenue” includes revenue from third party brands that use Bumble’s technology and revenue from Bumble’s other apps. Such revenue has not been a material component of Bumble’s results in the periods presented and is expected to continue to decline in future periods as Bumble no longer markets or invests in these inactive platforms. For these reasons, Bumble believes that the separate presentation of revenue from other apps and third party brands is not material to an understanding of its results and would not provide meaningful information to users of its financial statements.

Bumble supplementally advises the Staff that revenue from third party brands represented approximately 1.1% and 0.7% of total revenue in the years ended December 31, 2018 and 2019, respectively, and 0.7%, 0.5% and 0.5% of revenue for the nine months ended September 30, 2019, for the period from January 1, 2020 to January 28, 2020, and for the period from January 29, 2020 to September 30, 2020, respectively. Revenue from Bumble’s other apps represented approximately 1.9% and 1.5% of total revenue in the years ended December 31, 2018 and 2019, respectively, and 1.6%, 1.5% and 1.2% of total revenue for the nine months ended September 30, 2019, for the period from January 1, 2020 to January 28, 2020, and for the period from January 29, 2020 to September 30, 2020, respectively.

14.

You disclose that 86.6% of Bumble App Paying Users and 77.4% of Badoo App and Other Paying Users are subscribers of one of your subscription plans. Please revise to disclose the period covered by these statistics.

Bumble has revised the disclosure on pages 95 and 96 to include the period covered by these statistics.

Business, page 110

15.

Disclosure on page F-27 indicates that property and equipment outside the U.S. accounted for 72.6% of total property and equipment as of December 31, 2019. To the extent material, please consider revising to disclose your number of employees located outside the United States and whether you have any material properties located outside the U.S.

In response to the Staff’s comments, Bumble has revised pages 138 and 140 to disclose the number of employees located outside the United States and to identify any material properties located outside the United States.

Securities and Exchange Commission	7	December 11, 2020

Certain Relationships and Related Person Transactions, page 151

16.

You discuss several agreements with various related parties in this section. Please revise these discussions to identify the persons or entities that are parties to these agreements and for which Item 404 of Regulation S-K requires disclosure. For example, with respect to your statement that you have entered into an exchange agreement with the holders of outstanding units, please revise to identify each such holder that is a related person under Item 404.

Bumble has revised pages 169 and 172 to identify the related persons party to the several agreements discussed in the “Certain Relationships and Related Person Transactions” section.

17.

The exhibit index indicates that you will file forms of many of the agreements discussed in this section. Please file executed versions of these agreements to the extent these agreements are entered into prior to the effectiveness of this registration statement.

Bumble acknowledges the Staff’s comment and advises the Staff that, to the extent any form of agreement in the exhibit index is entered into prior to the effectiveness of the Registration Statement, Bumble will file the executed version of such agreement.

Principal Stockholders, page 158

18.

We note that holders of your Class B common stock will be entitled to a number of votes equal to the aggregate number of units of Bumble Holdings held by such holder and that your beneficial ownership table discloses the beneficial ownership of the unitholders. Please also disclose, either in the table or by footnote, the number of shares of Class B common stock held by each unitholder identified in the table.

Bumble advises the Staff that each unique holder of Units of Bumble Holdings (other than Bumble Inc.) will hold one share of Class B common stock and has revised the footnotes to the table on page 176 and 177 to so clarify.

19.	We note that Accel Partners LP is identified as your co-investor. Please tell us whether Accel will be an entity listed on your beneficial ownership table.

Bumble respectfully advises the Staff that Accel will not be listed on the beneficial ownership table because it does not beneficially own more than 5% of any class of the outstanding voting securities of Bumble.

Description of Capital Stock

Class B Common Stock, page 163

20.	Please disclose whether your Class B common stock will have any conversion rights.

Securities and Exchange Commission	8	December 11, 2020

Bumble has revised page 182 to disclose that shares of Class B common stock are not convertible into or exchangeable for shares of Class A common stock or any other security.

Exclusive Forum, page 170

21.

Disclosure indicates that your amended and restated certificate of incorporation provides that U.S. federal district courts will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under U.S. federal securities laws. Please revise here or in your risk factor section to highlight enforceability concerns arising from the fact that Section 22 of the Securities Act creates concurrent jurisdiction in federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Additionally, state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

In response to the Staff’s comment, Bumble has revised the disclosure on page 188 to highlight enforceability concerns arising from the concurrent jurisdiction in federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Additionally, Bumble has revised the disclosure on page 188 to state that investors will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder as a result of its forum selection provisions.

World Vision Limited—Notes to Consolidated Financial Statements

Note 11. Stock-based Compensation, page F-23

22.

Please provide us with a breakdown of all stock-based compensation awards granted to date in fiscal 2020 including the fair value of the underlying stock used to value such awards. To the extent there was any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Also, disclose any share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact, if material. Refer to ASC 855-10-50-2

Subsequent to the Sponsor Acquisition, Bumble has three active plans under which awards have been granted to various employees of Bumble, including key management personnel, based on their management grade. These three plans are: i) the Employee Incentive Plan (“Non-US Plan”), ii) the Equity Incentive Plan (“US Plan”), and iii) the incentive plan for Whitney Wolfe Herd (the “Founder Plan”). Awards granted under the Founder Plan and US Plan are in the form of Class B Units in Buzz Holdings L.P. and Class B Units in Buzz Management Aggregator L.P, respectively (collectively, the “Class

Securities and Exchange Commission	9	December 11, 2020

B Units”). Under the Non-US Plan, participants receive phantom awards of Class B Units in Buzz Management Aggregator L.P. (the “Incentive Units”) that are settled in cash equal to the value of the Buzz Management Aggregator Class B Units at the settlement date; these are liability-classified awards and are remeasured each period until settlement.

The Class B Units under the Founder Plan and US Plan and the Incentive Units under the Non-US Plan comprise:

•

Time-Vesting Class B Units and Time-Vesting Incentive Units (60% of the Class B Units and Incentive Units granted) that generally vest over a five-year service period and for which expense is recognized under a graded expense attribution model; and

•

Exit-Vesting Class B Units and Exit-Vesting Incentive Units (40% of the Class B Units and Incentive Units granted). Vesting for these awards is based on a liquidity event in which affiliates of The Blackstone Group Inc. receive cash proceeds in respect of its Class A Units in the Company prior to the termination of the participant. Further, the portion of the Exit-Vesting Class B Units and Exit-Vesting Incentive Units that vest is based on certain Multiple on Invested Capital (“MOIC”) and Internal rate of return (“IRR”) hurdles associated with a liquidity event. The MOIC and IRR hurdles impact the fair value of the awards. As the vesting of these units is contingent upon a specified liquidity event, which is not considered probable as of September 30, 2020, no expense is required to be recorded prior to the occurrence of a liquidity event that meets the specified MOIC and IRR hurdles.

Expense for the Time-Vesting Class B Units and Exit-Vesting Class B Units is based on the grant date fair value of the Class B Units. The grant date fair value is measured using a Monte Carlo simulation model, which incorporates various assumptions noted in the following table. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. A measure of expected volatility applicable over the time to liquidity was estimated based on the observed equity volatility for comparable companies. The expected time to liquidity event is based on management’s estimate of time to an expected liquidity event. The dividend yield was based on the expected dividend rate. The risk-free interest rate is based on published yields for U.S. Treasury zero-coupon issues. Forfeitures are accounted for as they occur.

Securities and Exchange Commission	10	December 11, 2020

The weighted-average assumptions Bumble used in the Monte Carlo simulation model for 2020 are as follows:

Assumptions by Grant Date	January 2020	June 2020	August 2020	September 2020
Dividend yield (%)	0	0	0	0
Expected volatility (%)	60	60	55	55
Risk-free interest rate (%)	1.41	0.31	0.21	0.23
Expected time to liquidity (years)	5.0	4.6	4.5	4.4
Estimated equity value (millions)(1)	N/A	N/A	$5,250	$4,950
Multiple used(1)	N/A	N/A	42.8x	40.0x

(1)

As discussed below, the valuations for awards granted in January 2020 and June 2020 were based on the purchase price from the Acquisition of $2.9 billion as the estimated equity value as of these dates and, therefore, did not rely on establishing an estimated equity value based on an income or market multiple approach. The implied multiple based on the purchase price was 19.2x EBITDA.

Bumble advises the Staff that Bumble has granted the following awards commencing January 29, 2020 through the date of the filing of its draft registration statement:

	Class B Units Granted
Grant Date	Time-Vesting Units	Exit-Vesting Units	Incentive Units Granted	Fair Value per Unit of Class B Units
January 29, 2020	49,058,549	32,705,699	—	$0.38
June 19, 2020	13,453,528	8,969,019	62,449,786	$0.36
August 8, 2020	16,354,885	10,903,257	—	$0.95
September 11, 2020	1,884,083	1,256,055	4,850,589	$0.83
September 21, 2020	4,906,466	3,270,977	—	$0.83
September 28, 2020	817,744	545,163	—	$0.83

Securities and Exchange Commission	11	December 11, 2020

Valuation Methodology

Given the absence of a public trading market for Buzz Holdings L.P.’s shares and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, management has exercised reasonable judgment and considered numerous objective and subjective factors, as described in the Registration Statement, to determine the best estimate of the fair value of Buzz Holdings L.P.’s shares at each grant date. Bumble also received input from third party advisors on the valuation of the Class B Units as of each grant date or, in the case of multiple grant dates within a month, on the date of the largest number of Class B Units granted within the month.

The enterprise value used in the valuations of the Class B Units as of January 29, 2020 and as of June 19, 2020 was based on the purchase price of $2.9 billion from the acquisition of Worldwide Vision Limited on January 29, 2020 (“the Acquisition”), as that was indicative of the fair value of Buzz Holdings L.P. at the date of the Acquisition. Between January 29, 2020 and June 19, 2020, Buzz Holdings L.P.’s forecasted results did not change, in part, due to uncertainty of the operational and financial impact that the COVID-19 pandemic would have on Buzz Holdings L.P. and, therefore, the enterprise value based on the purchase price from the Acquisition was considered to be the most appropriate estimate as of the January 29, 2020 and June 19, 2020 valuation dates.

For subsequent valuation dates, management utilized both the income approach, which relies on a discounted cash flow (“DCF”) analysis, and the market approach, which measures the value of a company based on trading and transaction multiples of comparable companies.

Description of Significant Factors that Contributed to Changes in Fair Value

From January 2020 to June 2020

The change in the fair value of the Class B Units between the January 29, 2020 and June 19, 2020 grant dates was due to a small reduction in the expected time to a liquidity event. Given uncertainty in the global economy during the first and second quarters of 2020, Bumble did not have immediate plans for a liquidity event during this period.

From June 2020 to August 2020

The increase in the fair value of the Class B Units between the grant date in the second quarter of 2020 and the grant dates in the third quarter of 2020 was primarily driven by the increase in the enterprise value of Buzz Holdings L.P., supported by sustained improvement in the industry, an increase in market multiples for similar publicly-traded companies compared to the market multiples at the date of the Acquisition (34.7x EBITDA), as well as a lower discount rate.

Securities and Exchange Commission	12	December 11, 2020

From August 2020 to September 2020

The decrease in the fair value of the Class B Units between the August 8, 2020 grant date and the September 21, 2020 grant date was primarily due to a slight decrease in the enterprise value of Buzz Holdings L.P. due to a decrease in market multiples for similar publicly-traded companies and an increase in the discount rate applied. Other factors, such as a reduction in the expected term to liquidity and the strike on the September units of $0.1/unit, also contributed to this change in fair value of Class B Units over this time.

Since September 2020

Between October 29, 2020 and the date of this letter, 10,494,385 Class B Units were granted, comprising 6,296,631 Time-Vesting Class B Units and 4,197,754 Exit-Vesting Class B Units. Valuation to estimate the fair value for these awards is ongoing.

Note 15 – Commitments and Contingencies, page F-27

23.

Please clarify your disclosures to include an estimate of the reasonably possible loss or range of loss in excess of amounts already accrued for the matters disclosed or state that such an estimate cannot be made. To the extent you believe an estimate cannot be made, tell us how the pending settlements factored into such determination. Refer to ASC 450-20-50-4b.

Bumble confirms its compliance with the requirements of ASC 450-20-50-4b. Bumble notes that, depending on the facts and circumstances, loss contingencies may require a reporting entity to (1) accrue a liability and disclose the nature of the contingency, (2) disclose the loss contingency, but not accrue a liability, or (3) neither accrue nor disclose. Bumble has recorded an accrual for each ongoing litigation at each balance sheet date based on the estimated loss, totaling $60.4 million at September 30, 2020 as disclosed on page 141 and F-53, $73.9 million at December 31, 2019 and $75.7 million at December 31, 2018 as disclosed on page 141. These amounts are based on Bumble’s estimate of probable future obligations, including the amount of the settlement for cases where a settlement has been reached, the amount of the expected settlement where settlement is pending, and legal costs. Bumble has determined, as of the applicable balance sheet dates, that there is no reasonably possible loss in excess of the amounts accrued. Bumble has revised page F-28 to disclose that an accrual has been recorded for each litigation.

Securities and Exchange Commission	13	December 11, 2020

General

24.

Please provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.

Bumble is supplementally providing the Staff with a copy of the written communications that Bumble has presented to potential investors in reliance on Securities Act Section 5(d). Bumble respectfully advises the Staff that it has not presented, and has not authorized anyone on its behalf to present, any other written communications, as defined in Rule 405 under the Securities Act to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that Bumble, or anyone authorized on its behalf, presents any other such written communications to potential investors in the offering in reliance on Section 5(d) of the Securities Act, Bumble will provide copies of any such written communications to the Staff.

*                *                 *                *                *

Please do not hesitate to call me at 202-636-5804 or William R. Golden III at 202-636-5526 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Joshua Ford Bonnie

cc:	Securities and Exchange Commission

Larry Spirgel

Melissa Kindelan

Kathleen Collins

Bumble Inc.

Whitney Wolfe Herd

Anuradha B. Subramanian

Laura Franco

Davis Polk & Wardwell LLP

Byron B. Rooney

Roshni Banker Cariello